                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-42379



                                   PROSPECTUS


                               FIFTH THIRD BANCORP

                         351,004 SHARES OF COMMON STOCK
              ----------------------------------------------------

         This Prospectus relates to the sale by certain individuals identified herein (the "Selling Security Holders") of 351,004 shares of common stock, no par value (the "Common Stock") of Fifth Third Bancorp, an Ohio corporation ("Fifth Third"). The shares of Common Stock offered hereby ("Registrable Shares") were issued to the Selling Security Holders pursuant to the Agreement and Plan of Merger dated as of September 17, 1997 (the "Merger Agreement") by and among Fifth Third, Fifth Third A Corp, an Indiana corporation and wholly-owned subsidiary of Fifth Third, and Heartland Capital Management, Inc., an Indiana corporation ("Heartland"), and the Selling Security Holders. Pursuant to the Merger Agreement, Fifth Third A Corp merged with and into Heartland (the "Merger") on November 24, 1997.

         In the Merger, Heartland stockholders received an aggregate of 351,004 shares of Fifth Third Common Stock. On March 17, 1998, Fifth Third declared a three-for-two stock split to be effected in the form of a stock dividend to be distributed on April 15, 1998 (the "1998 Fifth Third Stock Split"). Unless otherwise indicated, all share information in this Prospectus has been adjusted to give effect to the 1998 Fifth Third Stock Split.

         The Registrable Shares may be offered for sale from time to time during the periods specified herein by the Selling Security Holders, or by certain other persons who are named in an amendment or supplement to this Prospectus in one or more transactions described herein on the Nasdaq National Market or any securities exchange on which the Common Stock is listed, in the over-the-counter market, in one or more private transactions or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices or at negotiated prices. See "PLAN OF DISTRIBUTION." The price at which any of the Registrable Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. Persons effecting resales of Registrable Shares purchased and dealers or brokers handling such transactions may be deemed (such persons not so conceding) to be "underwriters" within the meaning of the Securities Act of 1933, as amended, (the "Securities Act") and the rules and regulations promulgated thereunder, with respect to such sales.

         Pursuant to Merger Agreement, Fifth Third has agreed to pay the expenses incurred in connection with the registration of the Registrable Shares; provided, however, that Fifth Third will not pay any selling commissions, discounts, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals relating to the sale of the Registrable Shares or any transfer taxes and related charges or fees and disbursements of counsel for any Selling Security Holder.

         THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                 THE DATE OF THIS PROSPECTUS IS APRIL 7, 1998.

                              AVAILABLE INFORMATION

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM PAUL L. REYNOLDS, ASSISTANT SECRETARY, FIFTH THIRD BANCORP, FIFTH THIRD CENTER, CINCINNATI, OHIO 45263 (TELEPHONE NUMBER: (513) 579-5300).

         Fifth Third is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Fifth Third can be inspected and copied at Room 1024 of the Offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Fifth Third files its reports, proxy statements and other information with the Commission electronically, and the Commission maintains a website located at http://www.sec.gov containing such information.

         Fifth Third has filed a Registration Statement on Form S-3 together with all amendments and exhibits thereto with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         Fifth Third Common Stock is traded on the Nasdaq National Market under the symbol "FITB." Documents filed by Fifth Third with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by Fifth Third with the Commission are hereby incorporated into this Prospectus by reference:

(a)      Fifth Third's Annual Report on Form 10-K for the year ended December
         31, 1997;

(b)      Fifth Third's Proxy Statement dated February 9, 1998; and

(c)      Fifth Third's Current Report on Form 8-K dated March 17, 1998.
         In addition, all subsequent documents filed with the Commission by Fifth Third pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                            BUSINESS OF FIFTH THIRD
         Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and subject to regulation by the Federal Reserve Board. Fifth Third, with its principal office located in Cincinnati, is a multi-bank holding company that owns all of the outstanding stock of nine commercial banks with 411 offices in Ohio, Kentucky, Indiana and Florida. Those banks are: The Fifth Third Bank, The Fifth Third Bank of Columbus, The Fifth Third Bank of Northwestern Ohio, N.A., The Fifth Third Bank of Southern Ohio, The Fifth Third Bank of Western Ohio, Fifth Third Bank of Florida, Fifth Third Bank of Northern Kentucky, Inc., Fifth Third Bank of Kentucky, Inc., and The Fifth Third Bank of Central Indiana.
         Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Midwest Payment Systems, Inc. ("MPS") and Fifth Third International Company. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. On November 24, 1997, Fifth Third acquired in the Merger all of the outstanding capital stock of Heartland, an investment advisory firm, in exchange for 351,004 shares of Common Stock (representing $16,146,276 in market value based on the closing price of the Common Stock as reported on the Nasdaq National Market on November 24, 1997). Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation ("FDIC") through the Bank Insurance Fund.

         Fifth Third, through its banking subsidiaries, operates for itself and other financial institutions a proprietary automated teller machine ("ATM") network, Jeanie(R). The Jeanie system participates in a shared ATM network called "Money Station(R)," which includes several regional bank holding companies and over 1,000 ATM's. The "Money Station" network participates in another shared ATM network called "PLUS System(R)," which is a nationwide network with over 17,000 participating ATM's. The Fifth Third Bank, through its wholly owned subsidiary, MPS, also provides electronic switch services for several regional banks and bank holding companies in Ohio, Kentucky and Illinois.

         Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "DESCRIPTION OF CAPITAL STOCK."

RECENT DEVELOPMENTS

         On December 22, 1997, Fifth Third agreed to acquire The Ohio Company, a company that provides broker/dealer services, investment banking services and investment advisory services. A newly formed wholly owned acquisition subsidiary of Fifth Third will merge with and into The Ohio Company such that The Ohio Company will become a wholly owned Fifth Third subsidiary upon completion of that merger. In connection with the acquisition of The Ohio Company, Fifth Third will issue in exchange for all of the outstanding shares of capital stock of The Ohio Company such number of shares of Fifth Third Common Stock having a fair market value of $80.0 million. Fifth Third anticipates that approximately 1,500,000 shares of Fifth Third Common Stock would be issued to the shareholders of The Ohio Company. Fifth Third expects that its acquisition of The Ohio Company will be accounted for as a purchase.

         On January 2, 1998, Fifth Third agreed to acquire State Savings Company ("State Savings"), a savings and loan holding company based in Columbus, Ohio which owns State Savings Bank, F.S.B. and certain related subsidiaries. State Savings will merge with and into Fifth Third, and the various State Savings subsidiaries will become wholly owned subsidiaries of Fifth Third. Subject to adjustment as provided in the affiliation agreement between Fifth Third and State Savings, each share of State Savings common stock will be converted into the right to receive 2,770.89 shares of Fifth Third Common Stock. Based on the 6,000 shares of State Savings common stock outstanding as of January 2, 1998, Fifth Third would issue approximately 16,625,340 shares of Fifth Third Common Stock in that merger. Based on the fair market value per share of Fifth Third Common Stock as of April 6, 1998, the value of such shares would have an aggregate value of approximately $973 million. Fifth Third expects that its acquisition of State Savings will be accounted for as a pooling-of-interests.

         On January 13, 1998, Fifth Third agreed to acquire CitFed Bancorp, Inc. ("CitFed Bancorp"), a savings and loan holding company based in Dayton, Ohio which owns Citizens Federal Bank, F.S.B. and certain related subsidiaries. CitFed Bancorp will merge with and into Fifth Third, and the various CitFed Bancorp subsidiaries will become wholly owned subsidiaries of Fifth Third. Subject to adjustment as provided in the affiliation agreement between Fifth Third and CitFed Bancorp, each share of CitFed Bancorp common stock will be converted into the right to receive 1.005 shares of Fifth Third Common Stock. Based on the 13,002,811 shares of CitFed Bancorp common stock outstanding as of January 13, 1998, Fifth Third would issue approximately 13,067,825 shares of Fifth Third Common Stock in that merger. Based on the fair market value per share of Fifth Third Common Stock as of April 6, 1998, the value of such shares would have an aggregate value of approximately $764 million. Fifth Third expects that its acquisition of CitFed Bancorp will be accounted for as a pooling-of-interests.

         Fifth Third expects that its acquisition of The Ohio Company will be completed in mid-1998 and that its acquisitions of CitFed Bancorp and State Savings will be completed in June 1998 following The Ohio Company acquisition. There can be no assurances that these transactions will be successfully consummated.

CAPITAL REQUIREMENTS

         The federal banking regulators have issued regulations to implement certain capital requirements on commercial banks and large bank holding companies, such as Fifth Third. Under these regulations, commercial banks are required to maintain a minimum Tier 1 capital ratio to adjusted total assets of 4%. Tier 1 capital generally consists of common stockholders' equity, retained income and certain noncumulative perpetual preferred stock and related income, except that no intangibles and certain purchased mortgage servicing rights and purchased credit card relationships may be included in capital.

         Additionally, commercial banks are required to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital," provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital include certain permanent and maturing capital instruments that do not qualify as Tier 1 capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets.

         The Federal Reserve Board has established capital requirements for bank holding companies that generally parallel the capital requirements for commercial banks.

         Fifth Third, and each of its subsidiary banks, is in compliance with current capital requirements. As of December 31, 1997, Fifth Third had a leverage ratio of 10.16%, its Tier 1 risk-based capital ratio was 12.09% and its total risk-based capital ratio was 14.70%.

GENERAL REGULATION OF BANK HOLDING COMPANIES

         Fifth Third is extensively regulated under both federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

         As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act.

         The Federal Reserve Board also may make examinations of a bank holding company. The Bank Holding Company Act requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any company if, after such acquisition, it would own or control directly or indirectly, more than 5% of the voting shares of such bank.

         The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be closely related to banking.

GENERAL REGULATION OF COMMERCIAL BANKS

         The operations of the subsidiary banks of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

         National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks may be members of the Federal Reserve System and their deposits are insured by the FDIC and, as such, may be subject to regulation and examination by each agency. State chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, and in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions.

ADDITIONAL INFORMATION

         For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."
                         EFFECT OF GOVERNMENTAL POLICIES

         The earnings of Fifth Third and its subsidiaries are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, foreign governments and other official agencies. The Federal Reserve Board can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States Government securities, control of the discount rate applicable to borrows and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

                  From time to time various proposals are made in the United States Congress and in state legislatures and before various regulatory authorities that would alter the powers or the existing regulatory framework for banks, bank holding companies, savings banks and other financial institutions. It is impossible to predict whether any of the proposals will be adopted and the impact, if any, of such adoption on the business of Fifth Third and its subsidiaries.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1997. All information is based on information contained in Fifth Third's 1997 Annual Report to Stockholders which is incorporated by reference in Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1997. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                                                             Years Ended December 31,
                                       ------------------------------------------------------------------
                                         1997            1996           1995         1994          1993
                                         ----            ----           ----         ----          ----
                                                  (In thousands except per share amounts)
 Summary of Operations:
 ---------------------

 Interest income                       $1,478,388     $1,385,113     $1,173,165     $922,301     $812,914

 Interest expense                         733,426        695,869        609,733      405,548      339,399
                                       ----------     ----------     ----------     --------     --------

 Net interest income                      744,962        689,244        563,432      516,753      473,515

 Provision for credit losses               80,342         64,014         42,962       35,780       48,037
                                       ----------     ----------     ----------     --------     --------

 Net interest income after
   provision for credit losses            664,620        625,230        520,470      480,973      425,478

 Other operating income                   445,461        368,415        305,715      255,908      231,150

 Operating expenses (1)                   506,158        493,330        395,617      371,545      352,720
                                       ----------     ----------     ----------     --------     --------

 Income before income taxes               603,923        500,315        430,568      365,336      303,908

 Applicable income taxes                  202,686        165,256        142,883      120,877       97,673
                                       ----------     ----------     ----------     --------     --------

 Net income                            $  401,237     $  335,059     $  287,685     $244,459     $206,235
                                       ==========     ==========     ==========     ========     ========

 Common Share Data: (2)
 ----------------------

Earnings per share                     $     1.73           1.43           1.29         1.13          .97

Diluted earnings per share                   1.69           1.41           1.26         1.10          .95

Cash dividends declared per share            .569           .489           .427         .356         .302

Book value at period end                     9.78           9.00           7.63         6.40         5.91

Average shares outstanding (000's)        232,655        233,987        222,479      217,305      211,440

Average diluted shares
outstanding (000's)                       236,526        239,405        230,945      225,873      220,517

(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.04 per share).

(2) Per share amounts and shares outstanding reflect the 1998 Fifth Third Stock Split.


                                                                    Years Ended December 31,
                                            ------------------------------------------------------------------------
                                               1997             1996           1995          1994             1993
                                               ----             ----           ----          ----             ----
 Financial Condition
 at Period End:                                                  (In thousands except per share amounts)
 -------------------
 Securities                                 $ 6,469,313       6,400,685      4,338,269      3,637,035      2,674,468

 Loans and Leases                           $13,438,717      12,514,792     11,690,643     10,286,457      9,566,898

 Assets                                     $21,375,054      20,548,998     17,052,883     14,957,009     13,128,544

 Deposits                                   $14,914,132      14,374,656     12,485,780     10,630,878      9,477,306

 Short-Term Borrowings                      $ 3,060,931       3,265,432      2,005,495      2,452,218      1,691,744

 Long-Term Debt and Convertible
   Subordinated Notes                       $   457,878         277,661        425,396        178,713        407,864

 Stockholders' Equity                       $ 2,277,411       2,144,125      1,724,575      1,398,774      1,277,660


Average Balances During the Period:
-----------------------------------

Securities                                  $ 6,355,035       5,905,341      4,280,773      3,101,320      2,365,897

Loans and Leases                            $12,783,555      12,304,544     10,960,757      9,902,901      8,869,432

Assets                                      $20,460,460      19,480,238     16,166,207     13,829,341     12,041,054

Deposits                                    $14,193,072      13,960,186     11,257,248      9,997,710      8,961,228

Short-Term Borrowings                       $ 3,283,835       2,780,806      2,669,477      1,967,819      1,365,070

Long Term Debt and Convertible
 Subordinated Notes                         $   417,823         342,187        290,824        249,612        343,617

Stockholders' Equity                        $ 2,052,081       1,946,435      1,586,722      1,314,341      1,157,412


 Ratios:
 -------

 Profitability Ratios:
 ---------------------

Return on average assets (1)                      1 .96%           1.72           1.78           1.77           1.71
Return on average stockholders'
   equity (1)                                      19.6%           17.2           18.1           18.6           17.8

 Net interest margin                               4.11%           3.99           3.90           4.16           4.39
Overhead ratio (1) (2)                             41.0%           45.0           43.9           46.6           48.6
Other operating income to total
    income (3)                                     37.1%           34.6           34.8           33.1           32.2

 Capital Ratios:
 ---------------

 Average stockholders' equity to
  average assets                                  10.03%           9.99           9.82           9.50           9.61

 Tier 1 risk-adjusted capital                     12.09%          11.37          11.03          11.26          11.50

 Total risk  adjusted capital                     14.70%          14.06          14.33          13.21          13.85

 Tier 1  leverage                                 10.16%           9.22           9.47           9.62           9.59

 Ratio of Earnings to Fixed Charges (4)
 --------------------------------------
 Including deposit interest                        1.82x           1.71           1.70           1.89           1.89

 Excluding deposit interest                        3.92            3.93           3.49           4.75           5.77



                                                          Years Ended December 31,
                                            ---------------------------------------------------
                                             1997        1996       1995       1994       1993
                                             ----        ----       ----       ----       ----
Credit Quality Ratios:
----------------------

Reserve for credit losses to
  nonperforming assets                      516.84%     531.48     436.06     570.50     362.84

Reserve for credit losses to loans
  and leases outstanding                      1.50%       1.50       1.52       1.52       1.51

Net charge-offs to average loans
  and leases outstanding                       .54%        .49        .27        .18        .31

Nonperforming assets to loans,
  leases and other real estate owned           .29%        .28        .35        .27        .42


(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.04 per share). For comparability, excluding the impact of this assessment, return on average assets, return on average equity and the overhead ratio would have been 1.78%, 17.8% and 43.5%, respectively.

(2) Operating expenses divided by the sum of taxable equivalent net interest income and other operating income.

(3) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(4) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                                 USE OF PROCEEDS

         Fifth Third will not receive any proceeds from the sale of Common Stock by the Selling Security Holders. See "SELLING SECURITY HOLDERS."

                            SELLING SECURITY HOLDERS

         Pursuant to the Merger Agreement, Fifth Third agreed to file with the Commission a Registration Statement under the Securities Act and maintain its effectiveness until the earlier of

(i) November 24, 1998, the first anniversary of the closing date of the Merger, or (ii) the first date as of which all Registrable Shares have been sold pursuant to the Registration Statement or otherwise cease to be Registrable Shares. Under the terms of the Merger Agreement, Fifth Third has agreed to pay all expenses incurred in connection with the registration of the shares of Common Stock being sold by the Selling Security Holders; provided, however, that Fifth Third will not pay any selling commissions, discounts, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals relating to the sale of the Registrable Shares. Fifth Third has agreed to indemnify the Selling Security Holders and any underwriters against certain liabilities, including liabilities under the Securities Act.

         The following table sets forth certain information with respect to the Selling Security Holders and their beneficial ownership of Common Stock as of the Effective Time of the Merger. Prior to the Effective Time of the Merger, no Selling Security Holder held any positions or offices or had any other material relationships with Fifth Third, or any of its predecessors or affiliates, during the past three years.

                                                                                          Number of Shares of
                                                                                          Common Stock and
                                 Number of Shares of           Number of Shares of        Percentage Assuming
                                 Common Stock                  Common Stock Which         the Sale of All Shares
Name and Address of              Beneficially Owned as of      May Be Sold Pursuant       Offered Pursuant to this
Beneficial Owner                 the Effective Time(1)(2)      to this Prospectus         Prospectus
-------------------              ------------------------      --------------------       ------------------------

Barry F. Ebert                              193,755                      193,755                      0%
R.R. #2
Box 195
Monrovia, Indiana 46157

Robert D. Markley                           129,169                      129,169                      0%
12939 Brighton Avenue
Carmel, Indiana 46032

Thomas F. Maurath                            28,080                       28,080                      0%
11670 Fall Creek Road
Indianapolis, Indiana 46256


---------------

(1) The Commission has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or right to acquire beneficial ownership of a security within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted.
(2) The number of shares have been adjusted to reflect the 1998 Fifth Third Stock Split.

                          DESCRIPTION OF CAPITAL STOCK
     Fifth Third is authorized to issue 300,000,000 shares of Fifth Third Common Stock, no par value, and 500,000 shares of preferred stock, no par value ("Fifth Third Preferred Stock"). As of December 31, 1997, Fifth Third had outstanding 155,224,561 shares of Fifth Third Common Stock (which number would increase to 232,836,841 shares upon adjustment for the 1998 Fifth Third Stock Split) and no shares of Fifth Third Preferred Stock. The following summary description of the capital stock of Fifth Third does not purport to be complete and is qualified in its entirety by reference to Fifth Third's Second Amended Articles of Incorporation, as amended.

COMMON STOCK

         Voting. Under Fifth Third's Second Amended Articles of Incorporation, as amended, the holders of Common Stock have no preemptive rights and the Common Stock has no redemption, sinking fund, or conversion privileges. The holders of Fifth Third Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The Code of Regulations of Fifth Third provides for the division of its Board of Directors into three classes of approximately equal size. Directors are elected for three-year terms and the terms of office of approximately one-third of the classified Board of Directors expire each year. The holders of Fifth Third Common Stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no stockholder of the corporation may cumulate his or her voting power, each stockholder has the right to vote cumulatively in the election of directors of such corporation if (i) written notice is given by any stockholder of such corporation to the President, a Vice President or the Secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that such stockholder desires that voting for the election of directors be cumulative, and
(ii) announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or the Secretary or by or on behalf of the stockholder giving such notice. In such event, each stockholder will be entitled to cumulate such voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute such votes on the same principle among two or more candidates, as each stockholder sees fit.

         Dividends. Holders of Fifth Third Common Stock are entitled to dividends as and when declared by the Board of Directors out of funds legally available for the payment of dividends.

         Most of the revenues of Fifth Third available for payment of dividends derive from amounts paid to it by its subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of such bank's net profits (as defined) and retained net profits for the preceding two years.

         The affiliates of Fifth Third include both state and nationally chartered banks. The Comptroller of the Currency, banking authorities of the States of Ohio, Indiana and Kentucky, the principal regulators of such affiliates, have the statutory authority to prohibit a depository institution under their supervision from engaging in what, in their opinion, constitutes an unsafe or unsound practice in conducting its banking or savings association business. The payment of dividends could, depending upon the financial condition of affiliates, be deemed to constitute such an unsafe or unsound practice. No affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

         If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company, savings association or savings and loan holding company under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which Fifth Third and its affiliates, may pay.

         Liquidation. In the event of any liquidation, dissolution or winding up of Fifth Third, the holders of Fifth Third Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third available for distribution. If Fifth Third Preferred Stock is issued, the holders thereof may have priority over the holders of Fifth Third Common Stock in the event of liquidation or dissolution.

PREFERRED STOCK

         Pursuant to Article Fourth of Fifth Third's Second Amended Articles of Incorporation, as amended, the Board of Directors of Fifth Third may, without further action of the Stockholders, (a) divide into one or more new series the authorized shares of Fifth Third Preferred Stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and
(c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third Preferred Stock shall not be entitled to vote on any matter.

CHANGE OF CONTROL PROVISIONS

         The Second Amended Articles of Incorporation, as amended, and Code of Regulations of Fifth Third contain various provisions which could make more difficult a change in control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. Under Fifth Third's Second Amended Articles of Incorporation, as amended, Fifth Third's Board of Directors has the authority to issue 500,000 shares of Fifth Third Preferred Stock and to fix the designations, powers, preferences and rights of such shares and the qualifications, limitations or restrictions applicable thereto.

         Chapter 1704 of the Ohio Revised Code prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person became an Interested Shareholder unless, prior to such date, the directors of the Issuing Public Corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an Interested Shareholder. Fifth Third is an Issuing Public Corporation for purposes of the statute. An Interested Shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation in the election of directors.

         A Chapter 1704 Transaction includes any merger, consolidation, combination or majority share acquisition between or involving an Issuing Public Corporation and an Interested Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (a) increase the proportionate share ownership of an Interested Shareholder, (b) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder, or (c) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder. After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (a) the acquisition of shares pursuant to which the person became an Interested Shareholder received the prior approval of the board of directors of the Issuing Public Corporation, (b) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder, or (c) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

         Ohio law prevents a person, under certain circumstances, from purchasing large amounts of shares of stock of a corporation without shareholder approval. Under Section 1701.831 of the Ohio Revised Code, unless the articles or regulations otherwise provide, any "control share acquisition" of an Issuing Public Corporation can only be made with the prior approval of the corporation's shareholders. A control share acquisition is defined as any acquisition, directly or indirectly (by tender offer, open market purchase, private transaction or otherwise) of shares of a corporation which, when added to all other shares of that corporation owned by the acquiring person, would entitle that person to exercise specified levels of voting power when electing directors. Specifically, unless the provisions of Section 1701.831 have been satisfied, a person may not purchase additional shares of a corporation if that purchase would result in such person holding more than 20%, 331/3% or 50% of the voting power. These percentages reflect the Ohio legislature's view that each such acquisition of shares which results in a person's voting power exceeding these levels involves an increase in the ability of a person to control a corporation. These levels of voting power are considered so great that the transaction involved should be considered and approved or rejected by the shareholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is the Fifth Third Bank, Cincinnati, Ohio.


                              PLAN OF DISTRIBUTION

         The Registrable Shares covered by this Prospectus may be offered for sale by the Selling Security Holders named herein (as amended from time to time) from time to time, subject to certain delay periods described below. Under the Merger Agreement, Fifth Third is required to maintain the effectiveness of the registration statement to which this Prospectus relates until the earlier of (i) November 24, 1998, the first anniversary of the closing date of the Merger, or
(ii) the first date as of which all Registrable Shares have been sold pursuant to the Registration Statement or otherwise cease to be Registrable Shares.

         Under the terms of the Merger Agreement, Fifth Third may in its sole discretion, based on any valid business purpose, suspend the use of the Registration Statement for reasonable periods of time (a "Delay Period"); provided that the aggregate number of days included in all Delay Periods during any consecutive twelve months shall not exceed 120 days. Fifth Third shall provide written notice to each Selling Security Holder at the beginning and end of each Delay Period.

         Subject in all cases to the restrictions in the Merger Agreement described above, any distribution hereunder of the Common Stock by the Selling Security Holders may be effected from time to time in one or more of the following transactions: (a) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire shares of Common Stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, or
(e) by any other legally available means. Also, offers to purchase the Common Stock may be solicited by agents designated by the Selling Security Holders from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         In connection with distributions of the Registrable Shares or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Registrable Shares in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell short and redeliver the shares to close out such short portions. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Registrable Shares offered hereby, which Registrable Shares such broker-dealer or other financial institution, may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Security Holders may also pledge the Registrable Shares registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Registrable Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

         Underwriters. Certain costs, expenses and fees in connection with the registration of the Registrable Shares, including certain costs of legal counsel for the Selling Security Holders, will be borne by Fifth Third. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Registrable Shares will be borne by the Selling Security Holders. The Selling Security Holders have agreed to indemnify Fifth Third, each of its directors and officers, and each person, if any, who controls Fifth Third within the meaning of the Securities Act, against certain liabilities in connection with the offering of the Registrable Shares pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, Fifth Third has agreed to indemnify the Selling Security Holders against certain liabilities in connection with the offering of the Registrable Shares pursuant to this Prospectus, including liabilities arising under the Securities Act.

         This Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 145 may be sold under Rule 145 rather than pursuant to this Prospectus.

                                  LEGAL MATTERS

         Counsel employed by Fifth Third has rendered his opinion that the Registrable Shares are validly authorized and legally issued.

                                     EXPERTS
         The consolidated financial statements incorporated in this Prospectus by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.